November 24, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: H. Roger Schwall, Esq.

Re:   Advanced Cannabis Solutions, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 31, 2014

File No. 333-193890

Dear Mr. Schwall:

Advanced Cannabis Solutions, Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 19, 2014 (the “Comment Letter”) relating to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed with the Commission on October 31, 2014.

On behalf of the Company, we are simultaneously filing Amendment No. 5 to the Company’s Registration Statement on Form S-1.  In addition to responding to the Comment Letter, Amendment No. 5 reflects certain modifications to our financial statements as recently filed in our third quarter report on Form 10-Q.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.

We note that there is currently no existing trading market for your securities. Schedule A, paragraph 16, of the Securities Act and Item 501(b)(3) of Regulation S-K require registrants to include in the registration statement either the price or a formula or method to calculate the price. Where there is no existing market for the securities, the registration statement must include a price. Simply stating that the securities are to be sold at a market price or negotiated prices is not sufficient to satisfy the statute in these cases. Accordingly, please revise the cover page of your prospectus and the section entitled "The Offering" to include a fixed price at which the shares will be sold until such a time as a public trading market for your shares develops. In addition, pursuant to Item 505 of Regulation S-K, please revise to explain how the price of the shares was determined.

Response 1:

The Company has revised its disclosures in Amendment No. 5 to the Company’s Registration Statement on Form S-1 to include a fixed price of $4.40 per share (the price at which the selling shareholders may sell their shares until the Company’s securities trade on a market), and to include an explanation of how the price of the Company’s shares was determined.  Please see page 25 and the cover page to the Company’s preliminary prospectus.

Risk Factors, page 4

2.

We note the following disclosure on page 6: "Based upon guidance from the United States Department of Treasury's Financial Crimes Enforcement Network which clarifies how financial institutions can provide services to marijuana-related businesses, it appears the federal government will not prosecute third parties for doing business with state licensed marijuana participants as long as they meet certain criteria." However, this statement does not appear to be consistent with your disclosure on page 2 that you are not currently subject to the Bank Secrecy Act or FinCEN guidelines. Please advise or delete.

Response 2:

The Company has deleted the disclosure on page 6 indicated in the Staff’s comment.

3.

Please file all material agreements required to be filed by Item 601(b)(10) of Regulation S-K. For example, please file the following:

•

The September 2014 amendment to the stock purchase agreement (referenced on page 12);

•

The August 2014 agreement with Michael Feinsod and Infinity Capital, LLC (referenced on page F-36); and

•

The October 2014 independent contractor agreement with Brian Kozel (referenced on page F-36).

Response 3:

The Company notes the Staff’s comment, and has filed all material agreements that it believes are required to be filed by Item 601(b)(10) of Regulation S-K, including the September 2014 amendment to the stock purchase agreement; the August 2014 agreement with Michael Feinsod and Infinity Capital, LLC; and the October 2014 independent contractor agreement with Brian Kozel.

Please feel free to contact me if you have any questions or comments.  The Company believes that it has responded to all of your comments and understands that the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.  The Company hopes that its Registration Statement can be declared effective on November 26, 2014.

Sincerely,

/s/ Arthur S. Marcus

cc: Robert L. Frichtell, Greg Sichenzia